# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 10, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Advanced Micro Devices, Inc.

### File No. 001-07882 - CF# 22815

_____

Advanced Micro Devices, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2008.

Based on representations by Advanced Micro Devices, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 2.1 | through November 5, 2018 |
| Exhibit 10.1 | through November 6, 2015 |
| Exhibit 10.2 | through November 5, 2018 |
| Exhibit 10.3 | through November 5, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay Ingram
Special Counsel